                                              FILED PURSUANT TO RULE 424(b)(2)
                                                    REGISTRATION NO. 333-21703

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE           +
+SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE         +
+COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. + +A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS +
+OF THESE SECURITIES. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE           +
+PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued February 21, 1997) (To Prospectus dated February 19, 1997)
                                  $450,000,000

                       [LOGO OF SEAGATE APPEARS HERE]

                     $150,000,000  % SENIOR NOTES DUE 2004
                     $150,000,000  % SENIOR NOTES DUE 2007
                   $150,000,000  % SENIOR DEBENTURES DUE 2037

                                  -----------

                    Interest payable March 1 and September 1

                                  -----------

THE 2004 SENIOR NOTES, THE 2007 SENIOR NOTES AND THE SENIOR DEBENTURES WILL MATURE ON MARCH 1, 2004, 2007 AND 2037, RESPECTIVELY. THE SENIOR NOTES AND THE SENIOR DEBENTURES (COLLECTIVELY, THE "OFFERED SECURITIES") WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF THE COMPANY AT ANY TIME, AT A REDEMPTION PRICE AS SET FORTH HEREIN UNDER "DESCRIPTION OF OFFERED SECURITIES-- REDEMPTION." THE SENIOR DEBENTURES WILL ALSO BE REDEEMABLE AT THE OPTION OF THE HOLDERS THEREOF ON MARCH 1, 2009 AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST. SEE "DESCRIPTION OF OFFERED SECURITIES--REDEMPTION." THE OFFERED SECURITIES ARE NOT ENTITLED TO THE BENEFIT OF ANY SINKING FUND. THE OFFERED SECURITIES WILL BE REPRESENTED BY GLOBAL SECURITIES REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. INTERESTS IN SUCH GLOBAL SECURITIES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, OFFERED SECURITIES IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF OFFERED SECURITIES."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

         PRICE OF 2004 SENIOR NOTES     % AND ACCRUED INTEREST, IF ANY

         PRICE OF 2007 SENIOR NOTES     % AND ACCRUED INTEREST, IF ANY

         PRICE OF SENIOR DEBENTURES     % AND ACCRUED INTEREST, IF ANY

                                  -----------

                                                                UNDERWRITING
                                                 PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                PUBLIC(1)      COMMISSIONS(2)   COMPANY(1)(3)
                                                ---------      --------------   -------------
Per 2004 Senior Note........................          %                %                %
 Total...................................... $                $                $
Per 2007 Senior Note........................          %                %                %
 Total...................................... $                $                $
Per Senior Debenture........................          %                %                %
 Total...................................... $                $                $

-----
  (1) Plus accrued interest, if any, from March  , 1997.

  (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (3) Before deducting expenses payable by the Company estimated at $500,000.

                                  -----------

  The Offered Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Brobeck Phleger & Harrison LLP, counsel for the Underwriters. It is expected that delivery of the Offered Securities will be made on or about March , 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.                                        GOLDMAN, SACHS & CO.
        Incorporated

February  , 1997

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-4
Capitalization............................................................   S-5
Selected Consolidated Financial Data......................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-8
Description of Offered Securities.........................................  S-18
Underwriters..............................................................  S-21
                                PROSPECTUS
Available Information.....................................................     2
Information Incorporated by Reference.....................................     2
The Company...............................................................     3
Use of Proceeds...........................................................     3
Ratio of Earnings to Fixed Charges........................................     3
Description of Debt Securities............................................     4
Plan of Distribution......................................................    13
Legal Opinions............................................................    14
Experts...................................................................    14

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  Seagate Technology, Inc. ("Seagate" or the "Company") is a leading manufacturer of products for the storage, retrieval and management of data on computer and data communications systems. The Company's products include disc drives and disc drive components, tape drives and software. Seagate designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand. The Company's products include rigid disc drive models with form factors from 2.5 to 5.25 inches and capacities from 850 megabytes to 23 gigabytes. The Company sells its products to original equipment manufacturers ("OEMs") for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers. The Company has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates, motors and printed circuit boards. The Company's products are currently manufactured primarily in the Far East with limited production in the United States and the Republic of Ireland.

  In February 1996, Seagate merged with Conner Peripherals, Inc. ("Conner"), a leading producer of rigid disc drives, tape drives and storage management software. In connection with the merger, in February 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. The merger with Conner strengthened Seagate's presence in the desktop segment of the disc drive market, gave Seagate access to critical technology and manufacturing capacity for thin-film disc media and enabled Seagate to enter the tape drive business. The acquisition of Arcada also enhanced Seagate's position in the storage management software market.

  In addition to pursuing its core rigid disc drive business, the Company has broadened its business strategy as a data technology company to more fully address the markets for storage, retrieval and management of data. In this regard, the Company has implemented a strategy to supply selected magnetic recording components, including thin-film and magneto-resistive heads, to other manufacturers. Seagate has entered the tape drive business as a result of its merger with Conner, and its broadened strategy may include expanding its traditional rigid disc drive business to include other forms of data storage and retrieval products such as flash memory and optical storage.

  Another important aspect of the Company's broadened strategy has involved Seagate's efforts to leverage its name recognition, existing presence in global markets, distribution channels and OEM relationships by offering software products directed toward the client/server and network computing environments. The Company anticipates that users of computer systems will increasingly rely upon client/server and network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely stores, manages and accesses data and transforms it into usable information. To meet these requirements, the Company is extending its core competencies to include software products and technologies in the areas of storage management, network and systems management and information management. Since May 1994, Seagate has acquired or has taken equity positions in several software companies in each of these areas. To further facilitate its software expansion strategy, the Company consolidated all of its software operations into Seagate Software, Inc., a subsidiary of Seagate which was formed in April 1996. Headquartered in Scotts Valley, California, Seagate Software generated revenues of $55.3 million during the quarter ended December 27, 1996. Seagate plans to continue its expansion into software and other complementary businesses and therefore currently intends to continue investigating opportunities to invest in software activities.

  Seagate's predecessor was incorporated in California in 1978. In February 1987, Seagate was reincorporated under the laws of Delaware. Unless otherwise indicated, "Seagate" refers to Seagate and its consolidated subsidiaries. Seagate's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and its telephone number at that location is (408) 438-6550. Seagate, Conner and the Seagate logo are trademarks of the Company. This Prospectus Supplement and the Prospectus also contain trademarks of other companies that are used only for identification purposes. All references herein to the Company's Common Stock reflect a two-for-one stock split (effected in the form of a stock dividend) in the second quarter of fiscal 1997.

                                USE OF PROCEEDS

  The Company expects to use the net proceeds from the sale of the Offered
Securities offered hereby (estimated to be $          ) for general corporate
purposes, including capital expenditures, and to meet working capital needs, and a portion may be used to repurchase shares of the Company's outstanding Common Stock. In addition, the Company from time to time considers acquisitions of and investments in complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any material acquisition or investment, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in investment grade, interest-bearing securities.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 27, 1996, and as adjusted to give effect to the sale by the Company of the Offered Securities offered hereby (as if such sale occurred on such date).

                                                          DECEMBER 27, 1996
                                                        ----------------------
                                                                        AS
                                                          ACTUAL     ADJUSTED
                                                        ----------  ----------
                                                             (DOLLARS IN
                                                             THOUSANDS)
Long-term debt:
    % Senior Notes due 2004............................ $      --   $  150,000
    % Senior Notes due 2007............................        --      150,000
    % Senior Debentures due 2037.......................        --      150,000
 Other long-term debt, less current portion............      1,751       1,751
                                                        ----------  ----------
  Total long-term debt.................................      1,751     451,751
                                                        ----------  ----------
Stockholders' equity:
 Preferred Stock, $.01 par value--1,000,000 shares
  authorized; none issued or outstanding...............        --          ---
 Common Stock, $.01 par value--600,000,000 shares
  authorized;
  247,216,634 shares issued and outstanding (1)........      2,472       2,472
 Additional paid-in capital............................  1,853,253   1,853,253
 Retained earnings.....................................  1,708,566   1,708,566
 Deferred compensation.................................    (56,740)    (56,740)
 Foreign currency translation adjustment...............       (478)       (478)
                                                        ----------  ----------
  Total stockholders' equity...........................  3,507,073   3,507,073
                                                        ----------  ----------
   Total capitalization................................ $3,508,824  $3,958,824
                                                        ==========  ==========

--------
(1) Does not include approximately 33,378,615 shares of Common Stock reserved for issuance pursuant to the Company's stock option and stock purchase plans, under which options and rights to purchase approximately 23,007,519 shares were outstanding as of December 27, 1996. As adjusted does not reflect the effect of any repurchase of the Company's Common Stock pursuant to the Company's stock repurchase program with the net proceeds from the sale of the Offered Securities offered hereby. See "Use of Proceeds."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statement of income data for the fiscal years ended July 1, 1994, June 30, 1995 and June 28, 1996 and the selected consolidated balance sheet data as of June 30, 1995 and June 28, 1996, have been derived from the Company's audited consolidated financial statements incorporated by reference herein. The selected consolidated statement of income data for the fiscal years ended June 30, 1992 and July 2, 1993 and the selected consolidated balance sheet data as of July 1, 1994 have been derived from the Company's audited consolidated financial statements not included or incorporated by reference herein. The selected consolidated statement of income data for the six months ended December 29, 1995 and December 27, 1996 and the selected consolidated balance sheet data at December 27, 1996, have been derived from the Company's unaudited consolidated financial statements incorporated by reference herein. In the opinion of management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for such periods are not necessarily indicative of the results which may be expected for any other interim period or for the full year. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto in the Company's Form 10-K incorporated by reference into this Prospectus Supplement. All prior periods have been restated to reflect the merger with Conner effected in February 1996 on a pooling of interests basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Merger with Conner."

                                             FISCAL YEARS ENDED                            SIX MONTHS ENDED
                           ----------------------------------------------------------  -------------------------
                            JUNE 30,    JULY 2,     JULY 1,     JUNE 30,    JUNE 28,   DECEMBER 29, DECEMBER 27,
                              1992        1993        1994      1995(1)     1996(1)        1995         1996
                           ----------  ----------  ----------  ----------  ----------  ------------ ------------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF INCOME DATA:
 Net sales..............   $5,113,696  $5,195,276  $5,865,255  $7,256,209  $8,588,350   $4,480,496   $4,460,981
 Cost of sales..........    4,168,000   4,285,404   4,694,434   5,882,824   7,007,349    3,630,573    3,526,706
 Product development....      227,654     291,852     302,849     353,506     420,429      202,688      220,393
 Marketing and
  administrative........      354,656     408,839     398,178     451,476     486,256      245,176      237,326
 Amortization of
  goodwill and other
  intangibles...........       12,914      36,021      29,716      35,925      46,940       22,045       22,926
 In-process research and
  development...........       57,611      15,200       5,000      73,177      98,687        6,417          --
 Restructuring costs....       33,865     121,457     (38,019)        --      241,720          --        (9,554)
 Unusual items..........          --      231,945         --          --          --           --           --
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Total operating
  expenses..............    4,854,700   5,390,718   5,392,158   6,796,908   8,301,381    4,106,899    3,997,797
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Income (loss) from
  operations............      258,996    (195,442)    473,097     459,301     286,969      373,597      463,184
 Other income (expense),
  net...................      (18,474)    (22,887)     (3,708)     28,175      44,491       16,216       11,762
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Income (loss) before
  income taxes and
  extraordinary gain....      240,522    (218,329)    469,389     487,476     331,460      389,813      474,946
 Provision for income
  taxes.................       56,620      49,276     139,704     174,928     118,199      120,089      132,985
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Income (loss) before
  extraordinary gain....      183,902    (267,605)    329,685     312,548     213,261      269,724      341,961
 Extraordinary gain.....          --          --          --        6,171         --           --           --
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Net income (loss)......   $  183,902  $ (267,605) $  329,685  $  318,719  $  213,261   $  269,724   $  341,961
                           ==========  ==========  ==========  ==========  ==========   ==========   ==========
 Primary net income
  (loss) per share (2):
 Income (loss) per share
  before extraordinary
  gain..................   $      .99  $    (1.50) $     1.71  $     1.60  $     1.03   $     1.35   $     1.51
 Extraordinary gain per
  share.................          --          --          --          .03         --           --           --
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Primary net income
  (loss) per share......   $      .99  $    (1.50) $     1.71  $     1.63  $     1.03   $     1.35   $     1.51
                           ==========  ==========  ==========  ==========  ==========   ==========   ==========
 Fully diluted net
  income (loss) per
  share (2):
 Income (loss) per share
  before extraordinary
  gain..................   $      .97  $    (1.50) $     1.56  $     1.43  $      .97   $     1.15   $     1.36
 Extraordinary gain per
  share.................          --          --          --          .02         --           --           --
                           ----------  ----------  ----------  ----------  ----------   ----------   ----------
 Fully diluted net
  income (loss) per
  share.................   $      .97  $    (1.50) $     1.56  $     1.45  $      .97   $     1.15   $     1.36
                           ==========  ==========  ==========  ==========  ==========   ==========   ==========
 Number of shares used
  in per share
  computations (2):
 Primary................      186,554     178,374     192,320     195,530     206,876      199,528      226,831
 Fully diluted..........      201,268     178,374     235,934     247,142     236,272      250,834      262,935
RATIO OF EARNINGS TO
 FIXED CHARGES (3):              3.48x         (3)       6.12x       6.39x       4.96x                    16.92x

                                    JULY 1,    JUNE 30,   JUNE 28,  DECEMBER 27,
                                      1994       1995       1996        1996
                                   ---------- ---------- ---------- ------------
                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash, cash equivalents and
  short-term investments.........  $1,776,781 $1,600,426 $1,174,062  $1,477,901
 Working capital.................   2,340,146  2,227,224  1,961,144   2,144,871
 Total assets....................   4,307,937  4,899,832  5,239,635   5,716,322
 Current portion of long-term
  debt...........................      35,090     13,782      2,425       2,861
 Long-term debt, less current
  portion .......................   1,176,551  1,066,321    798,305       1,751
 Stockholders' equity............   1,634,700  1,936,132  2,466,088   3,507,023

--------
(1) The fiscal 1996 results of operations include a $241.7 million restructuring charge as a result of the merger with Conner and a $98.7 million write-off of in-process research and development incurred in connection with the acquisition of software companies. The fiscal 1995 results of operations include a $73.2 million write-off of in-process research and development incurred in connection with business acquisitions.

(2) Adjusted to reflect a two-for-one stock split (effected in the form of a stock dividend) in the second quarter of fiscal 1997.

(3) The consolidated ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For computation of such ratios of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), amortization of debt expense and premium, portion of rents representative of the interest factor and capitalized interest. Earnings were not sufficient to cover fixed charges for fiscal 1993 by approximately $218.4 million.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION:

  In addition to historical information contained herein, this Prospectus Supplement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include the statements relating to customs duties in the third paragraph under "Results of Operations--Six Months Ended December 27, 1996 and December 29, 1995," the statements regarding the expected future effective tax rate in the last paragraph under "Results of Operations--Six Months Ended December 27, 1996 and December 29, 1995," the statements in the last sentence of the first paragraph under each of "Results of Operations--Years Ended June 28, 1996, June 30, 1995 and July 1, 1994--1996 vs 1995" and "--1995 vs 1994," the statements relating to the continued expansion into software and other complementary businesses and the continued incurrence of charges for in-process research and development in the sixth paragraph under "Results of Operations--Years Ended June 28, 1996, June 30, 1995 and July 1, 1994--1996 vs. 1995," the statements under "Factors Affecting Future Operating Results," the statements in the second and third paragraphs under "Environmental Matters," the statements regarding expected investments in property and equipment in the fourth paragraph under "Liquidity and Capital Resources," and the statements regarding the period of time through which the Company's resources will be adequate to meet its working capital needs in the last paragraph under "Liquidity and Capital Resources," among others. These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below under "Factors Affecting Future Operating Results."

MERGER WITH CONNER

  Effective February 2, 1996, the Company merged with Conner (the "Conner Merger"). Conner was involved in the design, manufacture and marketing of information storage products including disc drives, tape drives and storage management software. The Conner Merger was accounted for as a pooling of interests and accordingly all prior period financial statements have been restated as if the merger took place at the beginning of such periods. Conner had a fiscal year which ended on the Saturday closest to December 31. Accordingly, Conner's statements of income for the years ended December 30, 1995 and December 31, 1994 have been combined with the Company's statements of income for the years ended June 30, 1995 and July 1, 1994, respectively. In order to conform Conner's year end to the Company's fiscal year end, the consolidated statement of income for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31, 1995) for Conner which are also included in the consolidated statement of income for the year ended June 30, 1995. The comparisons to prior periods below should be read in light of this fact.

RESULTS OF OPERATIONS

  The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of net sales for each of the three years in the period ended June 28, 1996 and for the six months ended December 29, 1995 and December 27, 1996.

                                    YEARS ENDED            SIX MONTHS ENDED
                             ------------------------- -------------------------
                             JULY 1, JUNE 30, JUNE 28, DECEMBER 29, DECEMBER 27,
                              1994     1995     1996       1995         1996
                             ------- -------- -------- ------------ ------------
Net sales..................    100%    100%     100%       100%         100%
Cost of sales..............     80      81       82         81           79
                               ---     ---      ---        ---          ---
Gross profit...............     20      19       18         19           21
Product development........      5       5        5          5            5
Marketing and
 administrative............      7       6        6          5            5
Amortization of goodwill
 and other intangibles.....      1       1       --          1            1
In-process research and
 development...............     --       1        1         --           --
Restructuring costs........     (1)     --        3         --           --
                               ---     ---      ---        ---          ---
Income from operations.....      8       6        3          8           10
Other income, net..........     --      --        1          1            1
                               ---     ---      ---        ---          ---
Income before income taxes.      8       6        4          9           11
Provision for income taxes.     (2)     (2)      (1)        (3)          (3)
                               ---     ---      ---        ---          ---
  Net income...............      6%      4%       3%         6%           8%
                               ===     ===      ===        ===          ===

 SIX MONTHS ENDED DECEMBER 27, 1996 AND DECEMBER 29, 1995

  Net sales for the six months ended December 27, 1996 were $4,460,981,000 as compared with $4,480,496,000 for the comparable year-ago period. The decrease in net sales from the comparable six month period was primarily due to a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions partially offset by a higher level of unit shipments and a shift in mix to the Company's higher priced products.

  Gross margin as a percentage of net sales was 20.9% for the six months ended December 27, 1996, compared with 19.0% for the comparable period last year. The increase in gross margin as a percentage of net sales from the comparable period last year was primarily due to a shift in mix to the Company's newer, higher capacity disc drives and a reduction in material costs per unit, partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions.

  During calendar 1995, Singapore progressively lost its status as a beneficiary country under the European Union's ("EU") General System of Preferences ("GSP"). As a result, hard disc drives produced in Singapore and imported into the EU have realized no reduction from full most favored nation customs duties (generally 1.6% at the present time) since December 31, 1995, whereas disc drives imported into the EU from certain other GSP favored countries are subject to more favorable customs duties. In addition, there is currently under consideration within the Commission of the EU, a proposal to increase duty rates on multimedia products. Under this proposal, duties would be assessed at a rate of 14% whereas under the current code duties would decline to zero within two years. If this proposal were implemented, certain selected high-capacity drives of the Company may be subjected to this higher tariff. The imposition of such customs duties would negatively impact revenues or increase costs and adversely impact gross margins.

  Product development expenses for the six months ended December 27, 1996 were $220,393,000 an increase of $17,705,000 when compared with the comparable period last year. These expenses represented 4.9% of net sales for the six months ended December 27, 1996 compared with 4.5% for the comparable period last year. The increase in expenses from the comparable year-ago period was primarily due to increases in salaries and related costs, increasing product development expenses of the Company's software businesses and an overall increase in the Company's product development efforts, offset in part by a decrease in outside services.

  Marketing and administrative expenses for the six months ended December 27, 1996 were $237,326,000 a decrease of $7,850,000 when compared with the comparable period last year. These expenses represented 5.3% of net sales for the six months ended December 27, 1996 compared with 5.5% for the comparable year-ago period. The decrease in expenses from the comparable year-ago period reflects cost savings resulting from the combination of the operations of the Company and Conner. The decreases in expenses were primarily in the areas of salaries and related costs, advertising and promotion, outside services, allocated occupancy costs, depreciation and legal expenses partially offset by increasing marketing and administrative expenses of the Company's software businesses.

  Amortization of goodwill and other intangibles increased by $881,000 for the six months ended December 27, 1996, when compared with the comparable year-ago period. The increase in amortization from the comparable year-ago period was primarily due to the write-down of goodwill and write-offs of certain intangible assets in the Company's software businesses whose value had become impaired and additional goodwill and other intangibles arising from the acquisition of Holistic Systems Ltd. ("Holistic Systems") in June 1996. The increase in amortization from the comparable year-ago period was partially offset by write-offs, in the quarter ended March 29, 1996, of certain intangible assets in the Company's tape drive and software businesses whose value had become impaired.

  During the six months ended December 27, 1996 the Company reversed $9,554,000 of its restructuring reserves related to the Conner Merger as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. The reversal consisted of $4,567,000 in severances and benefits, $3,658,000 in excess facilities and $1,329,000 in other expenses.

  Other income (expense), net decreased by $4,454,000 for the six months ended December 27, 1996 when compared with the comparable year-ago period. The decrease in other income (expense), net from the comparable year-ago period was primarily due to lower interest income from lower average invested cash and lower interest rates and an increase in amortization of the premium on foreign currency option contracts offset by a reduction in interest expense as a result of the redemption or conversion of the Company's 5%, 6 1/2% and 6 3/4% convertible subordinated debentures.

  The effective tax rate for the six months ended December 27, 1996 was 28% compared with 31% for the comparable period last year. The effective tax rate used to compute the income tax provision for each quarter was based on the Company's estimate of its domestic and foreign operating income for each respective year. The Company's overall effective tax rate is less than the domestic statutory rate because a portion of its operating income is not subject to foreign income taxes and is considered to be permanently invested in non-U.S. operations. Accordingly, taxes have not been provided on such income.

  The Company expects its effective tax rate on operating income for the remaining quarters of fiscal 1997 to approximate 28%. However, the actual effective tax rate may vary from 28% if, for example, the Company incurs charges in connection with any future acquisitions.

 YEARS ENDED JUNE 28, 1996 ("1996"), JUNE 30, 1995 ("1995") AND JULY 1, 1994
("1994")

  1996 vs 1995. Net sales in 1996 were 18% higher than those reported in 1995. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions, particularly in the higher capacity products. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

  The decrease in gross margin as a percentage of net sales over the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions and certain one-time charges incurred as a result of the Conner Merger partially offset by a shift in mix to the Company's newer, higher-capacity products and a reduction in certain product costs, such as material, scrap and warranty costs per unit.

  Product development expenses increased by $66,923,000 (19%) compared with 1995, primarily due to increases in salaries and related costs, increasing product development expenses of the Company's software businesses and an overall increase in the Company's product development efforts.

  Marketing and administrative expenses increased by $34,780,000 (8%) compared with 1995, primarily due to ongoing marketing and administrative expenses of the Company's software businesses and increases in outside services and salaries and related costs partially offset by decreases in allocated occupancy costs, advertising expenses and the provision for bad debts.

  Amortization of goodwill and other intangibles increased by $11,015,000 (31%) compared with 1995, primarily due to additional goodwill and other intangibles arising from various acquisitions of and investments in businesses in 1996, a full year of amortization in 1996 as compared with a partial year of amortization in 1995 with respect to software businesses acquired in 1995, and write-offs of certain intangible assets in the Company's tape drive and software businesses whose value had become impaired.

  The $98,687,000 charge for in-process research and development in 1996 consists of one time write-offs primarily incurred in connection with the acquisition of the minority interest in Arcada Holdings, Inc. and the acquisitions of Holistic Systems, OnDemand Software, Inc., Calypso Software Systems, Inc. and Sytron Corporation. The Company plans to continue its expansion into software and other complementary businesses and therefore currently intends to pursue discussions with companies that fit with its strategy. As a result, the Company expects that it will continue to incur charges for in-process research and development as it acquires businesses.

  As a result of the Conner Merger, the Company recorded restructuring costs of $241,720,000 in 1996. The restructuring costs comprised $60,714,000 for employee severance benefits, $97,209,000 to write-off or write down equipment, inventory, intangibles and other assets, $45,138,000 for closure of duplicate and excess facilities, $23,980,000 for fees of financial advisors, attorneys and accountants and $14,679,000 for contract cancellations and other expenses. The cash outflows related to the $241,720,000 charge are estimated to be approximately $128,410,000 of which $75,450,000 had not been expended at June 28, 1996.

  Other income (expense), net increased by $16,316,000 compared with 1995, primarily due to a reduction in interest expense as a result of capitalization of interest on construction of new manufacturing facilities and the conversion or redemption of certain of the Company's subordinated debentures and higher interest income from higher interest rates, partially offset by increased foreign currency remeasurement losses.

  The provision for income taxes decreased by $56,729,000 (32%) in 1996, primarily due to the decrease in pre-tax earnings in 1996. The effective tax rate for both years was approximately 36%. Excluding the restructuring costs, non-recurring merger-related costs and the write-off of in-process research and development, the effective tax rate was 30% in 1996.

  The Company provided income taxes at the U.S. statutory rate in 1996 on approximately 64% of its earnings from foreign subsidiaries compared with approximately 57% of such earnings in 1995. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1997 through 2000. The net impact of these tax holidays was to increase net income by approximately $50,398,000 ($0.22 per share, fully diluted) in 1996 and approximately $59,788,000 ($0.24 per share, fully diluted) in 1995.

  The Company, during 1996, entered into settlement agreements with the Internal Revenue Service ("IRS") for Seagate's fiscal tax years 1988 through 1990 and Conner's tax years 1989 and 1990. Under the settlement agreement filed with the Tax Court for Seagate's fiscal tax years 1988 through 1990, the Company paid additional taxes of approximately $12.3 million for the fiscal years 1988 through 1990, plus accrued interest of approximately $8.8 million. In addition, the Company paid additional taxes of approximately $17.9 million for the three years ended July 2, 1993, plus accrued interest of approximately $6.3 million for adjustments to net operating losses and tax credits that had been carried to these years. Under the settlement agreement filed with the Tax Court for Conner's tax years 1989 and 1990, the Company paid additional taxes of approximately $5.4 million for the years 1989 and 1990, plus accrued interest of approximately $3.3 million. The results of the settlements did not affect the Company's results of operations for fiscal 1996 and did not have a material adverse effect on the Company's financial condition.

  1995 vs 1994. Net sales in 1995 were 24% higher than those reported in 1994. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. The disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

  The decrease in gross margin from 20% to 19% as a percentage of net sales from the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's products as a result of the competitive market conditions described above, partially offset by a shift in mix to the Company's newer, higher capacity disc drives, and a reduction in material costs per unit.

  Product development expenses increased by $50,657,000 (17%) compared with 1994, primarily due to ongoing product development expenses of the Company's recently acquired businesses, increases in salaries and related costs, and increases in outside services as well as an overall increase in the Company's product development efforts.

  Marketing and administrative expenses increased by $53,298,000 (13%) compared with 1994, primarily due to ongoing marketing and administrative expenses of the Company's recently acquired businesses, and increases in salaries and related costs partially offset by a decrease in the provision for bad debts.

  Amortization of goodwill and other intangibles increased by $6,209,000 (21%) compared with 1994, primarily due to additional goodwill and other intangibles arising from various investments in and acquisitions of businesses in 1995. See Acquisitions note to consolidated financial statements.

  The $73,177,000 charge for in-process research and development in 1995 consists of one time write-offs incurred in connection with the acquisitions of Palindrome Corporation, Network Computing, Inc., NetLabs Inc., Frye Computer Systems, Inc., Creative Interaction Technologies, Inc. and Sytron Corporation. The $5,000,000 charge for in-process research and development in 1994 consists of a one time write-off incurred in connection with the acquisition of Quest Development Corporation.

  The $38,019,000 credit for restructuring charges in 1994 consisted of a reduction of the restructuring reserves established in 1993. This reduction resulted from the modification of the Company's operating plans, primarily the decision to cancel the closure of certain manufacturing operations due to changing business conditions. These changing business conditions primarily pertained to the improvement in local economies, the reduction in manufacturing cost benefits achieved by shifting production to other locations and certain other strategic benefits realized by maintaining a local presence.

  Other income (expense), net increased by $31,883,000 compared with 1994, primarily due to higher interest income from higher levels of average invested cash and higher interest rates partially offset by a decrease in other income as a result of a large gain in 1994 on the sale of the Company's investment in Read-Rite Corporation.

  The provision for income taxes increased by $35,224,000 in 1995, primarily due to the increase in pre-tax earnings in 1995 and an increase in the Company's effective tax rate from 30% in 1994 to 36% in 1995. The increase in the effective tax rate was due to the write-off of nondeductible in-process research and development. Excluding the write-off of in-process research and development, the effective tax rate was 30% in 1995.

  The Company provided income taxes at the U.S. statutory rate in 1995 on approximately 57% of earnings from foreign subsidiaries compared with approximately 63% of such earnings in 1994. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays. The net impact of these tax holidays was to increase net income by approximately $59,788,000 ($0.24 per share, fully diluted) in 1995 and approximately $45,802,000 ($0.20 per share, fully diluted) in 1994.

OTHER

  The effect of inflation on operating results for the six months ended December 27, 1996 and for fiscal 1996, 1995 and 1994 has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

  The Company enters into foreign currency forward exchange and option contracts to manage exposures related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Gains and losses related to qualifying accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains or losses on all other foreign currency forward exchange and option contracts are recognized in the determination of current period net income as a component of other income (expense). Gains and losses resulting from the translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations for the six months ended December 27, 1996 and for fiscal 1996, 1995 and 1994.

  During the year ended June 28, 1996, the Company implemented Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which did not have a material impact on the financial statements.

  In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" (APBO 25) and requires additional disclosures. SFAS 123 is effective for the Company's fiscal year beginning June 29, 1996. The Company plans to continue to account for its employee stock plans in accordance with the provisions of APBO 25 and provide the additional disclosures required by SFAS 123. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

ENVIRONMENTAL MATTERS

  The United States Environmental Protection Agency ("EPA") and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Ceridian Corporation ("Ceridian") (formerly Control Data Corporation) in fiscal 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

  The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 28, 1996, was approximately $16,000,000. Through June 28, 1996, the Company had recovered approximately $3,500,000 from Ceridian through its indemnification and cost sharing agreements with Ceridian and, in addition, expects to recover approximately $9,900,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $6,100,000 at June 28, 1996, with payments expected to begin in 1999. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,100,000 at June 28, 1996.

  The Company believes that the indemnification and cost-sharing agreements entered into with Ceridian and the reserves that the Company has established with respect to its future environmental costs are such that, based on present information available to it, future environmental costs related to currently known contamination will not have a material adverse effect on its financial condition or results of operations.

FACTORS AFFECTING FUTURE OPERATING RESULTS

  The data storage industry in which the Company competes is subject to a number of risks, each of which has affected the Company's operating results in the past and could impact the Company's future operating results. The demand for disc drive and tape drive products depends principally on demand for computer systems and storage upgrades to computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for disc drive and tape drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for such products. In addition, the Company's future success will require, in part, that the markets for computer systems, storage upgrades to computer systems and multimedia applications, such as digital video and video-on-demand, and hence the market for disc drives, remain strong. The data storage industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product. The Company expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the demand of drive customers for new generations of products has led to short product life cycles that require the Company to constantly develop and introduce new drive products on a cost effective and timely basis. The demand of drive customers for products with ever increasing storage capacity and more advanced technology has resulted in increased dependence by the Company on sales of high capacity disc drives. The increased difficulty and complexity associated with production of higher capacity disc drives increases the likelihood of reliability, quality or operability problems that could result in reduced bookings, manufacturing rework costs, increased service and warranty costs and a decline in the Company's competitive position. In addition, the Company's operating results have been and may in the future be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, pricing, delays in the development, introduction and production of new products, delays or interruptions in the production of existing products, competing technologies, variations in product cost, component availability due to single or limited sources of supply, high fixed costs resulting from the Company's vertical integration strategy, foreign exchange fluctuations, increased competition and general economic and industry fluctuations. The Company's future operating results may also be adversely affected by an adverse judgment or settlement in the legal proceedings in which the Company is currently involved.

  The Company's future operating results could also be impacted by its ongoing efforts to combine the operations of Seagate and Conner. The transition to a combined Company has required and will continue to require attention from the Company's management. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the Company. The combination of the Company and Conner also requires the continued integration of the companies' product offerings and the continued coordination of their research and development and sales and marketing efforts. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining two different corporate cultures. In addition, the process of combining the two organizations has caused and could continue to cause the interruption of, or loss of momentum in, the activities of the Company's businesses, which could have a material adverse effect on the Company.

  The Company has experienced and expects to continue to experience intense competition from a number of domestic and foreign companies. These companies include the other leading independent disc drive manufacturers as well as large integrated multinational computer manufacturers such as Fujitsu Limited, International Business Machines Corporation, NEC Corporation and Toshiba Corporation. Such competition could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

  The cost, quality and availability of certain components, including heads, media, application specific integrated circuits, motors, printed circuit boards and custom semiconductors are critical to the successful production of disc drives. The Company's strategy of vertical integration has allowed it to internally manufacture many of the critical components used in its products. The Company also relies on independent suppliers for certain components used in its products. The Company has in the past experienced production delays when unable to obtain sufficient quantities of certain components. Any prolonged interruption or reduction in the supply of any key components could have a material adverse effect on the Company's business, operating results and financial conditon.

  The Company has significant offshore operations. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, tariffs and import/export regulations, political unrest, fluctuations in currency exchange rates and geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations will not adversely affect the Company's business, operating results and financial condition in the future.

  The Company has pursued a strategy of vertical integration of its manufacturing process in order to reduce costs, control quality and assure availability and quality of certain components. A strategy of vertical integration entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on the Company's operating results and financial condition.

  The Company is involved in a number of judicial and administrative proceedings incidental to its business. There can be no assurance that these or future proceedings will not result in an adverse decision that could have a material adverse effect on the Company's business, operating results or financial condition. For example, Amstrad PLC ("Amstrad") has initiated a lawsuit against the Company in London, England concerning the Company's sale of allegedly defective disc drives to Amstrad. Trial in this matter concluded on July 31, 1996 and a decision has not yet been issued by the court. The Company believes that it asserted meritorious defenses to Amstrad's claim, including substantial objections to the methodology and calculation of Amstrad's alleged damages, but believes that, should Amstrad prevail on its liability claims, a judgment in a material amount would be awarded against the Company.

  The Company has incorporated several of its software businesses into a single entity called Seagate Software, Inc. and is offering employees of Seagate Software, Inc. and selected employees of the Company an opportunity to acquire an equity interest in the software business. The software business is subject to a number of risks including the highly competitive nature of the business, the Company's ability to successfully integrate its various software business acquisitions, possible delays in product development and introduction, competitors' technological innovations and loss of key personnel. The Company intends to continue its expansion into software and other complementary businesses. As a result, the Company expects that it will continue to incur charges as it acquires businesses, including charges for the write-off of in-process research and development. The timing of such write-offs has in the past and may in the future lead to fluctuations in the Company's operating results on a quarterly and annual basis.

LIQUIDITY AND CAPITAL RESOURCES

  During the six months ended December 27, 1996, the Company effected a two-for-one stock split in the form of a stock dividend. All references to the Company's Common Stock in the discussion below are presented on a post-split basis.

  At December 27, 1996, the Company's cash, cash equivalents and short-term investments totaled $1.478 billion, an increase of $304 million from the June 28, 1996 balance. This increase was primarily a result of cash provided by operating activities, offset by the Company's additions to property, equipment and leasehold improvements and the repurchase by the Company of approximately 4 million shares of its Common Stock. Until required for other purposes, the Company's cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase, while its short-term investments consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

  As of December 27, 1996, the Company had committed lines of credit of $82 million which can be used for standby letters of credit and bankers' guarantees. At December 27, 1996, approximately $78 million had been utilized.

  The Company expects investments in property and equipment in the current fiscal year to approximate $1 billion, of which approximately $427 million had been incurred as of December 27, 1996. The Company plans to finance these investments from existing cash balances and cash flows from operations. The $427 million comprised $126 million for manufacturing facilities and equipment related to the Company's subassembly and disc drive final assembly and test facilities in the United States, Far East and Ireland, $137 million for manufacturing facilities and equipment for the thin-film head operations in the United States, Malaysia and Northern Ireland, $120 million for expansion of the Company's thin-film media operations in California and Singapore and $44 million for other purposes. The Company made investments in property and equipment in 1996 totaling $975 million. This amount comprised $447 million for manufacturing facilities and equipment related to the Company's subassembly and disc drive final assembly and test facilities in the United States, Far East and Ireland, $258 million for manufacturing facilities and equipment for the thin-film head operations in the United States, Malaysia and Northern Ireland, $202 million for expansion of the Company's media operations in California and Singapore and $68 million for other purposes.

  During the six months ended December 27, 1996 the Company acquired approximately 4 million shares of its Common Stock for approximately $151 million. The repurchase of these shares was in connection with a stock repurchase program announced in September 1996 in which up to 14 million shares of the Company's Common Stock were authorized to be acquired in the open market. During the year ended June 28, 1996, the Company acquired 3,800,000 shares of its Common Stock for approximately $124 million. The repurchase of these shares completed a stock repurchase program announced in July 1994 under which 12,715,000 shares of the Company's Common Stock were acquired in the open market.

  During the six months ended December 27, 1996, the Company called for redemption all of its 5%, 6 1/2% and 6 3/4% convertible subordinated debentures. By December 27, 1996, all of the debentures had been redeemed or converted to the Company's Common Stock. Approximately $788 million principal amount of the 5%, 6 1/2% and 6 3/4% debentures were converted to approximately
38.4 million shares of the Company's Common Stock and approximately $1.2 million principal amount of the 6 1/2% and 6 3/4% debentures was redeemed. During the year ended June 28, 1996, the Company called for redemption all of its 6 3/4% convertible subordinated debentures due 2012. Approximately $265.5 million principal amount of the 6 3/4% debentures due 2012 were converted to approximately 12.5 million shares of the Company's Common Stock and approximately $1.1 million principal amount was redeemed.

  The Company anticipates that users of computer systems will increasingly rely upon client/server and network computing environments and believes that, as this reliance increases, users will demand software that more efficiently and securely stores, manages and accesses data and turns it into usable information. As such, the Company has broadened its core competencies to include software products and technologies that meet these requirements. During the year ended June 28, 1996, the Company acquired the outstanding minority interest in Arcada and acquired Sytron Corporation, both storage management software companies, OnDemand Software, Inc. and Calypso Software Systems, Inc., network management software companies and Holistic Systems Ltd., an information management software company. In addition, during the year ended June 28, 1996, the Company acquired Stormex, S.A. de C.V., a manufacturer of substrates. The total cost of all businesses acquired for cash during the year ended June 28, 1996, was $110,611,000 net of cash acquired, excluding $20,800,000 of payments held in escrow pending the outcome of certain contingencies relating to the acquisition of Holistic Systems. The Company plans to continue its expansion into software and other complementary businesses and therefore currently intends to pursue discussions with companies that fit with its strategy. The Company plans to finance this expansion primarily through cash flows from operations and existing cash balances. However, it is also possible that the Company may utilize funds raised through equity or debt financing.

  The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.

                       DESCRIPTION OF OFFERED SECURITIES

  The following description of the particular terms of the Offered Securities offered hereby (referred to in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Offered Securities is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture.

GENERAL

  The 2004 Senior Notes, the 2007 Senior Notes and the Senior Debentures offered hereby each constitute a series of Debt Securities under the Indenture, limited, with respect to each series, to $150 million aggregate principal amount. The 2004 Senior Notes will mature on March 1, 2004, the 2007 Senior Notes will mature on March 1, 2007 and the Senior Debentures will mature on March 1, 2037. The 2004 Senior Notes, the 2007 Senior Notes and the Senior Debentures will bear interest at the rate shown in their respective title from March , 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997, to the persons in whose names the Senior Notes or Senior Debentures are registered at the close of business on the February 15 or August 15, as the case may be, next preceding such Interest Payment Date. The Offered Securities are not entitled to the benefit of any sinking fund. The Offered Securities will be sold in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

  The Offered Securities will be unsecured general obligations of the Company that will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Offered Securities. The covenant provisions of the Indenture described under the caption "Description of Debt Securities--Covenants of the Company" in the accompanying Prospectus will apply to the Offered Securities.

REDEMPTION

 Redemption of the 2004 Senior Notes and the 2007 Senior Notes at the Option of the Company

  The 2004 Senior Notes and the 2007 Senior Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest to the date of redemption or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year
consisting of twelve 30-day months) at the Treasury Yield plus    basis
points.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means, in the case of the 2004 Senior Notes and the 2007 Senior Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2004 Senior Notes or the 2007 Senior Notes, as the case may be. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. and their respective successors, provided however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

  Holders of Senior Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

 Redemption of the Senior Debentures at the Option of the Company

  The Senior Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest to the date of redemption, (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve
30-day months) at the Treasury Yield plus   basis points, calculated as if the
principal amount were payable in full on March 1, 2009, or (iii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Yield plus    basis points.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means, in the case of Senior Debentures, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Debentures (determined as if the Senior Debentures mature on March 1, 2009 for purposes of (ii) above) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Debentures (determined as if the Senior Debentures mature on March 1, 2009 for purposes of (ii) above). For purposes of (iii) above, prior to 2008 the Comparable Treasury Issue shall be deemed to be the most recently issued 30-year United States Treasury security. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. and their respective successors, provided however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

  Holders of Senior Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

 Redemption of Senior Debentures at the Option of the Holders

  The 2004 Senior Notes and 2007 Senior Notes will not be redeemable at the option of the holders thereof prior to maturity.

  The Senior Debentures will be redeemable on March 1, 2009, at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. Less than the entire principal amount of any Senior Debenture may be redeemed, provided the principal amount which is to be redeemed is equal to $1,000 or an integral multiple of $1,000.

  The Depositary or its nominee, as registered holder of the Senior Debentures, will be entitled to tender the Senior Debentures on March 1, 2009 for repayment. During the period from and including January 1, 2009 to and including February 1, 2009, the Depositary will receive instructions from its participants (acting on behalf of owners of beneficial interests in the Senior Debentures) to tender the Senior Debentures for repayment under the Depositary's procedures. Such tenders for repayment will be made by the Depositary, provided that the Depositary receives instructions from tendering participants by Noon on February 1, 2009. The Depositary will notify the Paying Agent designated pursuant to the Indenture by the close of business on February 1, 2009 as to the aggregate principal amount of the Senior Debentures, if any, for which the Depositary shall have received instructions to tender for repayments. OWNERS OF BENEFICIAL INTERESTS IN THE SENIOR DEBENTURES WHO WISH TO EFFECTUATE THE TENDER AND REPAYMENT OF SUCH SENIOR DEBENTURES MUST INSTRUCT THEIR RESPECTIVE DEPOSITARY PARTICIPANT OR PARTICIPANTS A REASONABLE PERIOD OF TIME IN ADVANCE OF FEBRUARY 1, 2009.

  If at any time the use of a book-entry only system through the Depositary (or any successor securities depositary) is discontinued with respect to the Senior Debentures, tenders for repayment of any Senior Debenture on March 1, 2009 shall be made according to the following procedures. The Company must receive at the principal office of the Paying Agent, during the period from and including January 1, 2009 to and including February 1, 2009: (i) the Senior Debenture with the form entitled "Option to Elect Repayment" on the reverse of the Senior Debenture duly completed; or (ii)(x) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or a trust company in the United States of America, setting forth the name of the registered holder of the Senior Debenture, the principal amount of the Senior Debenture, the amount of the Senior Debenture to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Senior Debenture to be repaid with the form entitled "Option to Elect Repayment" on the reverse of the Senior Debenture duly completed, will be received by the Company not later than five business days after the date of such telegram, telex, facsimile transmission or letter; and (y) such Senior Debenture and form duly completed are received by the Company by such fifth business day. Any such notice received by the Company during the period from and including January 1, 2009 to and including February 1, 2009 shall be irrevocable. All questions as to the validity, eligibility (including time of receipt) and the acceptance of any Senior Debenture for repayment will be determined by the Company, whose determination will be final and binding.

  For all purposes of this section, if February 1, 2009 is not a business day, it shall be deemed to refer to the next succeeding business day.

BOOK-ENTRY SYSTEM

  The 2004 Senior Notes, the 2007 Senior Notes and the Senior Debentures will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. The provisions set forth under "Description of Debt Securities--Book-Entry System" in the accompanying Prospectus will be applicable to the Offered Securities.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Offered Securities set forth opposite their respective names below:

                             PRINCIPAL AMOUNT PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                              OF 2004 SENIOR   OF 2007 SENIOR     OF SENIOR
             NAME                 NOTES            NOTES          DEBENTURES
             ----            ---------------- ---------------- ----------------
   Morgan Stanley & Co.
    Incorporated...........    $                $                $
   Goldman, Sachs & Co.....
                               ------------     ------------     ------------
     Total.................    $150,000,000     $150,000,000     $150,000,000
                               ============     ============     ============

  The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Offered Securities is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

  The Underwriters initially propose to offer part of the Offered Securities directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not to exceed    % of the principal amount in the case of the 2004
Senior Notes, % of the principal amount in the case of the 2007 Senior Notes and % of the principal amount in the case of the Senior Debentures. Any Underwriter may allow, and any such dealers may reallow, a concession to
certain other dealers not to exceed    % of the principal amount in the case
of the 2004 Senior Notes, % of the principal amount in the case of the 2007 Senior Notes and % of the principal amount in the case of the Senior Debentures. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company does not intend to apply for listing of any of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

  From time to time, certain of the Underwriters or their affiliates engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

PROSPECTUS
                       [LOGO OF SEAGATE APPEARS HERE]

                               DEBT SECURITIES

                               ----------------

  Seagate Technology, Inc., a Delaware corporation ("Seagate" or the "Company"), from time to time may offer its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness in one or more series ("Debt Securities") with an aggregate initial public offering price of up to $750,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"). The Debt Securities may be offered in separate series in amounts, at prices, and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Debt Securities may be sold for U.S. Dollars, one or more foreign currencies or composite currencies and the principal of and any interest on the Debt Securities may likewise be payable in U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index.

  The Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. See "Description of Debt Securities."

  The specific terms of the Debt Securities in respect of which this Prospectus is being delivered, such as where applicable, the specific designation, aggregate principal amount, currency, denomination, maturity, premium, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or the holder or for sinking fund payments, and the initial public offering price will be set forth in an accompanying Prospectus Supplement. See "Description of Debt Securities."

  The Debt Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Debt Securities may also be sold directly by the Company or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Debt Securities, their names, the principal amount of Debt Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

February 19, 1997

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Company's Common Stock, $0.01 par value per share (the "Common Stock"), is listed on the New York Stock Exchange. Reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's Internet home page.

  Statements contained in the Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such contract or document filed as an exhibit to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents have been filed with the Commission and are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1996, as amended by the Company's Form 10-K/A filed with the Commission on September 18, 1996;

    (b) The Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 1996; and

    (c) The Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1996.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the date of filing such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Seagate Technology, Inc., Investor Relations, 920 Disc Drive, Scotts Valley, California 95066 (telephone (408) 439-2371).

                                  THE COMPANY

  Seagate's predecessor was incorporated in California in 1978. In February 1987, Seagate was reincorporated under the laws of Delaware. Unless otherwise indicated, "Seagate" refers to Seagate and its consolidated subsidiaries. Seagate's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and its telephone number at that location is (408) 438-6550.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities will be used for general corporate purposes, including capital expenditures, and to meet working capital needs, and a portion may be used to repurchase shares of the Company's outstanding Common Stock. In addition, the Company from time to time considers acquisitions of and investments in complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any material acquisition, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for each of the years in the five-year period ended June 28, 1996 and for the six months ended December 27, 1996. For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), amortization of debt expense and premium, portion of rents representative of the interest factor and capitalized interest.

                                     FISCAL YEAR ENDED               SIX MONTHS
                         ------------------------------------------    ENDED
                         JUNE 30, JULY 2, JULY 1, JUNE 30, JUNE 28, DECEMBER 27,
                           1992    1993    1994     1995     1996       1996
                         -------- ------- ------- -------- -------- ------------
Ratio of Earnings to
 Fixed Charges..........  3.48x     (1)    6.12x   6.39x    4.96x      16.92x

--------
(1) Earnings were not sufficient to cover fixed charges for fiscal 1993 by approximately $218,428,000.

                        DESCRIPTION OF DEBT SECURITIES

  The following statements with respect to the Debt Securities are summaries of, and are subject to, the detailed provisions of an indenture (the "Indenture") to be entered into by the Company and First Trust of California, N.A., as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference. Section and Article references used herein are references to the Indenture.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indenture will not limit the aggregate amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities will be senior unsecured obligations of the Company.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the person in whose name that Debt Security is registered on the Regular Record Date; (4) the date or dates on which the principal of the Debt Securities will be payable; (5) the rate or rates at which the Debt Securities will bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest on the Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (6) the place or places where the principal of and any premium and interest on the Debt Securities will be payable if other than the Borough of Manhattan, The City of New York; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation of the Company, if any, to redeem or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities shall be redeemed or repurchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Debt Securities; (9) the denominations in which any Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) the currency, currencies or currency units in which payment of principal of and any premium and interest on any Debt Securities shall be payable if other than United States dollars; (11) any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on the Debt Securities; (12) if the principal of or any premium or interest on any Debt Securities is to be payable, at the election of the Company or the Holders, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on such Debt Securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of the acceleration of the Maturity thereof; (14) the terms and conditions, if any, upon which any Debt Securities may be converted into other securities or property; (15) the non-applicability, or variation, of the provisions described under "Covenants of the Company;" (16) the applicability of any provisions described under "Defeasance and Covenant Defeasance;" (17) whether any of the Debt Securities are to be issuable in permanent global form and, if so, the Depositary or Depositaries for such Global Security and the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (18) the Security Registrar, if other than the Trustee, and the entity who will be the Paying Agent; (19) any Events of Default, with respect to the Debt Securities of such series, if not otherwise set forth under "Events of Default;" and (20) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture.
(Section 301)

  Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount from their principal amount. (Section 301) United States Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

  If any of the Debt Securities are sold for any foreign currency or currency unit or if principal of, premium, if any, or interest, if any, on any of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities, and such foreign currency or currency unit will be specified in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York and at any other office or agency maintained for such purpose. (Sections 305 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

  All moneys paid by the Company to a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company, and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

  In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series to be redeemed and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

BOOK-ENTRY SYSTEM

  The provisions set forth below in this section headed "Book-Entry System" will apply to the Debt Securities of any series if the Prospectus Supplement relating to such series so indicates.

  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities of such series will be represented by one or more global securities (collectively, a "Global Security") registered in the name of The Depository Trust Company (the "Depositary") or a nominee of the Depositary identified in the Prospectus Supplement relating to such series. Except as set forth below, a Global Security may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

  Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary, or its nominee, is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. (Section 308) Except as set forth below or as otherwise provided in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security. (Sections 305 and
308) Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities under the Indenture of such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Debt Securities or if an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the Holder of such Global Security is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

  Payment of principal of and premium, if any, and interest, if any, on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and Holder of such Global Security. (Section 307)

  The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant. Neither the Company nor the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in such Global Security owning through such participants.

  Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (a) the Depositary notifies the Company and the Trustee that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days, (b) the Company in its sole discretion determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof or (c) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debt Securities. (Section
305) Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities registered in such names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

COVENANTS OF THE COMPANY

  Except as set forth below or as otherwise provided in the applicable Prospectus Supplement with respect to any series of Debt Securities, the Company is not restricted by the Indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debt Securities.

  Unless otherwise indicated in the applicable Prospectus Supplement, certain covenants contained in the Indenture which are summarized below will be applicable (unless waived or amended) to the series of Debt Securities to which such Prospectus Supplement relates so long as any of the Debt Securities of such series are outstanding.

  Limitations on Liens. The Company covenants that it will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owed or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guaranty of any such secured debt that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property, shares of stock, indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages or liens are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (b)(i) mortgages on property, shares of stock, indebtedness or other assets existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or (ii) mortgages on property, shares of stock, indebtedness or other assets to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such improvements; (c) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (d) mortgages existing at the date of the initial issuance of the Debt Securities of such series; (e) mortgages on property or other assets of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (f) mortgages in favor of the United States of America or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages;
(g) mortgages created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or (h) extensions, renewals or replacements of any mortgage referred to in the foregoing clauses (a) through
(g); provided, however, that any mortgages permitted by any of the foregoing clauses (a) through (g) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property specified in such clauses and improvements thereto. (Section 1008)

  Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) does not exceed 10% of the Consolidated Net Tangible Assets of the Company. (Section 1008)

  Limitations on Sale and Lease-Back Transactions. The Company covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such sale and lease-back transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation in the Indenture on liens; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such sale and lease-back transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, construction or development of other comparable property. (Section 1009)

  Certain Definitions Applicable to Covenants. The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of:
(a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

  The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom: (a) all current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) certain intangible assets, to the extent included in said aggregate amount of assets, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Nonrecourse Obligation" shall mean indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

  The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant or any manufacturing facility (whether now owned or hereafter acquired) and the equipment located thereon which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 States of the United States of America (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a net book value on the date as of which the determination is being made in excess of 1% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date (including for purposes of such calculation the land, land improvements, buildings and such fixtures compromising such office, plant or facilities, as the case may be).

  The term "Restricted Subsidiary" shall mean any Subsidiary which owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America; (b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or in the over-the-counter market; or (c) Seagate Software Inc., a Delaware corporation.

  The term "Sale and Lease-Back Transaction" shall mean any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person.

  The term "Subsidiary" shall mean any corporation of which at least 66 2/3% of the outstanding stock having the voting power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to the provisions of the Indenture, the Company may elect (i) to defease and be discharged from any and all obligations in respect of such Debt Securities except for certain obligations to register the transfer or exchange of such Debt Securities, to replace temporary, destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust ("defeasance") or (ii)
(A) to omit to comply with certain restrictive covenants in Sections 1005 through 1009 (including the covenants referred to above under "Covenants of the Company") and (B) to deem the occurrence of any event referred to in clauses (d) (with respect to Sections 1005 through 1009 inclusive) and (e) under "Events of Default" below not to be or result in an Event of Default if, in each case with respect to the Outstanding Debt Securities of such series as provided in Section 1303 on or after the date the conditions set forth in
Section 1304 are satisfied ("covenant defeasance"), in either case upon the deposit with the Trustee (or other qualifying trustee), in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debt Securities of such series on the respective Stated Maturities and any mandatory sinking fund payments or analogous payments on the days payable, in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance or covenant defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit, defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws occurring after the date of the Indenture. The Prospectus Supplement relating to a series may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (Article Thirteen)

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the Prospectus Supplement relating thereto): (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e)
(i) failure of the Company to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations or the Debt Securities of such series) of the Company for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $25,000,000 and continuance of such failure or (ii) a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of (i) or (ii) above, for a period of 30 days after written notice thereof to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 15% in principal amount of Debt Securities of such series; provided, however, that if any such failure, default or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured; (f) certain events of bankruptcy, insolvency or reorganization involving the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  Subject to the provisions of the Indenture relating to the duties of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  The Indenture provides that the Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive, financial or accounting officer or treasurer of the Company as to his or her knowledge of the Company's compliance (without regard to any period of grace or requirement of notice) with all conditions and covenants of the Indenture. (Section 1004)

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations generally do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

MEETINGS, MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, rate of interest on or any premium payable upon the redemption of any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity, Redemption Date or Repayment Date,

(f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that certain other provisions of the Indenture may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902)

  The Holders of at least a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series and any coupons appertaining thereto, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected. (Section 513)

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Debt Security denominated in other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of the amount determined as provided in (i) above of such Debt Security) and (iii) Debt Securities owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding. (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any corporation, partnership, limited liability company, trust or other business entity provided that any successor Person expressly assumes the Company's obligations on the Debt Securities and under the Indenture and that, after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

  In the event of a merger, consolidation, transfer or lease by the Company of its assets substantially as an entirety to an entity organized under the laws of a foreign jurisdiction, the Holders of Debt Securities may be subject to additional taxes or assessments imposed by or on behalf of a domestic or foreign jurisdiction. The acquiring or resulting entity will not be liable for such additional taxes or assessments on payments of interest or principal made on or subsequent to the date of the merger, consolidation, transfer or lease.

NOTICES

  Except as otherwise provided in the Indenture, notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Debt Security Register. (Section 106)

TITLE

  Prior to due presentment of a Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Debt Security is registered as the owner of such Debt Security for the purpose of receiving payment of principal of and any premium and any

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interest (other than Defaulted Interest or as otherwise provided in the applicable Prospectus Supplement) on such Debt Security and for all other purposes whatsoever, whether or not such Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. (Section 308)

REPLACEMENT OF DEBT SECURITIES

  Any mutilated Debt Security will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debt Security or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

  The Trustee or its affiliate currently provides or may in the future provide certain banking and financial services to the Company in the ordinary course of business and may provide other such services in the future.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Debt Securities offered thereby.

  In connection with the sale of the Debt Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the Debt Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

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

  The Company may grant underwriters who participate in the distribution of Debt Securities an option to purchase additional Debt Securities to cover over-allotments, if any.

  All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Debt Securities.

  Certain of the underwriters or agents and their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                LEGAL OPINIONS

  The validity of the Debt Securities is being passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements and Schedule II of Seagate Technology, Inc. appearing (or incorporated by reference) in Seagate Technology, Inc.'s Annual Report (Form 10-K) for the year ended June 28, 1996, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included (or incorporated by reference) therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Seagate Peripherals, Inc. (formerly Conner Peripherals, Inc.), not separately presented in Seagate Technology Inc.'s Annual Report on Form 10-K for the year ended June 28, 1996 (the Form 10-K), which is incorporated by reference into this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears in the Form 10-K. Such consolidated financial statements, to the extent they have been included in the consolidated financial statements of Seagate Technology, Inc., have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.

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